UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☒
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e−4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d−1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e−2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S−T Rule 101(b)(8)	☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

TopoTarget A/S

(Name of Subject Company)

Not Applicable

(Translation of Subject Company’s Name into English (if applicable))

The Kingdom of Denmark

(Jurisdiction of Subject Company’s Incorporation or Organization)

TopoTarget A/S

(Name of Person(s) Furnishing Form)

Common Shares, Nominal Value DKK 1.00 Per Share

(Title of Class of Subject Securities)

Not Applicable

(CUSIP Number of Class of Securities (if applicable))

TopoTarget A/S

Symbion Science Park

Fruebjergvej 3, 2100

Copenhagen

Denmark

Attention: Chief Financial Officer

Telephone: +45.39.178.392

with a copy to:

Dechert LLP

1775 I Street, N.W.

Washington, D.C. 20006

Attention: David E. Schulman

William J. Tuttle

Telephone: (202) 261-3440

Facsimile: (202) 261-3333

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s)

Authorized to Receive Notices and Communications on Behalf of Subject Company)

June 2, 2009

(Date Tender Offer/Rights Offering Commenced)

TABLE OF CONTENTS

PART I — INFORMATION SENT TO SECURITIES HOLDERS	............................................................2
Item 1. Home Jurisdiction Documents	............................................................2
Item 2. Informational Legends	............................................................2
PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS	............................................................2
PART III — CONSENT TO SERVICE OF PROCESS	............................................................2
PART IV — SIGNATURES	............................................................3
EXHIBIT INDEX	............................................................4

PART I — INFORMATION SENT TO SECURITIES HOLDERS

Item 1. Home Jurisdiction Documents
(a)	The following documents are attached as exhibits to this Form CB:
(1)	Offering Circular dated June 2, 2009, relating to the issue of rights to purchase common shares, nominal value DKK 1.00 per share, to be distributed on June 2, 2009.
(b)	Not applicable.

Item 2. Informational Legends

A legend complying with Rule 801(b) under the U.S. Securities Act of 1933, as amended, is included on the outside cover page of the Offering Circular dated June 2, 2009 attached hereto as Exhibit 1.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	The following documents are attached as exhibits to this Form CB:
(a)	Announcement dated June 2, 2009 to NASDAQ OMX Copenhagen A/S.
(2)	Not applicable.
(3)	Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

TopoTarget A/S is filing with the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB.

2

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TOPOTARGET A/S

By: /s/ Tim Corcoran

Name: Tim Corcoran
Title: Chief Financial Officer

Date: June 3, 2009

EXHIBIT INDEX

Exhibit Number	Description
(1)	Offering Circular dated June 2, 2009, relating to the issue of rights to purchase common shares, nominal value DKK 1.00 per share, to be distributed on June 2, 2009 (translated into English).
(2)	Announcement dated June 2, 2009 to NASDAQ OMX Copenhagen A/S.